Securities and Exchange Commission
Washington, D.C.  20549


We were previously principal accountants for X-Ramp.com, Inc. (formerly Classified OnLine.Com) and, under date of April 6, 2000, we reported on the consolidated financial statements of Classified OnLine.com and subsidiaries as of December 31, 1999 and for the period from February 9, 1999 (inception) through December 31, 1999. On March 21, 2001, our appointment as principal accountants was terminated. We have read X-Ramp.com, Inc.'s statements included under Item 4 of its Form 8-K dated March 26, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with X-Ramp.com, Inc.'s statements regarding the engagement of new principal accountants or that the change was recommended and approved by the Company's board of directors.

Very truly yours,

/s/ Morgan, Jacoby, Thurn, Boyle & Associates, P.A.


March 29, 2001
Vero Beach, Florida